Exhibit 99.1

                  UNITED STATES CELLULAR REGISTERS
                  $200 MILLION OF CONVERTIBLE DEBT


        April 28, 1995, Chicago, Illinois - United States Cellular Corporation (AMEX symbol "USM") announced today that it has filed a registration statement with the Securities and Exchange Commission ("SEC") covering the sale of approximately $200 million net proceeds of zero coupon convertible debt (excluding the Underwriter's over-allotment option). The net proceeds of the 20-year fixed-rate securities will be used to repay variable-rate borrowings from USM's parent company, Telephone and Data Systems, Inc. ("TDS"). Any additional net proceeds will be used for general corporate purposes.

        The convertible debt will be issued in the form of Liquid
   Yield Option{TM} Notes ("LYONs"{TM}) underwritten by Merrill Lynch
   & Co., Inc.

        Each LYON will be convertible at the option of the Holder at any time on or prior to maturity at a conversion rate to be determined at pricing. Upon conversion, USM may elect to deliver its Common Shares or cash equal to the market value of the Common Shares into which the LYONs are convertible.

        Beginning five years after the date of issue, the LYONs may be redeemed at any time for cash at the option of USM at redemption prices equal to the issue price plus accrued Original Issue Discount through the date of redemption.

        On the fifth anniversary of the issue date, USM will purchase LYONs at the option of the Holder at the issue price plus accrued Original Issue Discount through that date. USM will have the option of purchasing such LYONs with cash, USM Common Shares or TDS common equity securities, or any combination thereof.

        The registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

        Headquartered in Chicago, USM manages and invests in cellular systems throughout the United States. As of March 31, 1995, USM owned or had rights to acquire interests representing 25.2 million population equivalents in 210 markets. At that date, USM managed operational systems serving 147 markets.

        For additional information, please contact Kenneth R.
   Meyers, Vice President - Finance and Chief Financial Officer, at (312) 399-8900. Out-of-town media, please call collect.

   TM - Trademark of Merrill Lynch & Co., Inc.